FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

AMEX / TSX: LCC

MAY 9, 2005	NR:05-10

LUMINA RECEIVES OVERWHELMING SHAREHOLDER APPROVAL FOR ITS PLANNED RESTRUCTURING

Vancouver, British Columbia – Lumina Copper Corp is pleased to announce that its shareholders have unanimously approved the planned restructuring of the Company.  At the Company’s Annual General Meeting, 99.99% of the shareholders that voted approved the transaction.

Ross Beaty, Chairman said, “I am very pleased with the support that our shareholders have given to the planned restructuring.  This restructuring is another example of our continuing efforts to unlock value from our portfolio of excellent copper properties and give shareholders superior returns on their investment in our Company.  I am very excited about all of the new Companies’ prospects and our planned exploration and development programs in 2005. “

Exploration and development plans for 2005 continue to be most active on the Regalito, Galeno and Hushamu properties.  The metallurgical testing program at Regalito (Regalito Copper Corp) is progressing extremely well with the tall column program underway.  Planning for the Galeno property (Northern Peru Copper Corp) drill program is nearing completion and the drilling of the first hole should commence in late May.  The exploration program at Hushamu (Lumina Resources Corp) is on track with the airborne geophysical survey currently underway.

On May 12th 2005, Lumina will apply for final approval of the Plan of Arrangement from the Supreme Court of British Columbia.  It is anticipated that the date of restructuring will occur approximately 5 to 10 days after the court gives its final approval to the transaction.  Shareholders of record at the close of trading on the day prior to the date of the restructuring will receive, in exchange for their Lumina shares, an equal number of shares in the new entities Regalito Copper Corp, Northern Peru Copper Corp, Global Copper Corp and Lumina Resources Corp.

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Lumina Copper Corp. (the "Company")

1550 - 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

May 9, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on May 9, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce that its shareholders have unanimously approved the planned restructuring of the Company.  At the Company's Annual General Meeting, 99.99% of the shareholders that voted approved the transaction.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company is pleased to announce that its shareholders have unanimously approved the planned restructuring of the Company.  At the Company's Annual General Meeting, 99.99% of the shareholders that voted approved the transaction.

Exploration and development plans for 2005 continue to be most active on the Regalito, Galeno and Hushamu properties.  The metallurgical testing program at Regalito (Regalito Copper Corp) is progressing extremely well with the tall column program underway.  Planning for the Galeno property (Northern Peru Copper Corp) drill program is nearing completion and the drilling of the first hole should commence in late May.  The exploration program at Hushamu (Lumina Resources Corp) is on track with the airborne geophysical survey currently underway.

On May 12th 2005, Lumina will apply for final approval of the Plan of Arrangement from the Supreme Court of British Columbia.  It is anticipated that the date of restructuring will occur approximately 5 to 10 days after the court gives its final approval to the transaction.  Shareholders of record at the close of trading on the day prior to the date of the restructuring will receive, in exchange for their Lumina shares, an equal number of shares in the new entities Regalito Copper Corp, Northern Peru Copper Corp, Global Copper Corp and Lumina Resources Corp.

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

Vice President

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 9th day of May, 2005.

"Signed"

Robert Pirooz Vice President